Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23                A Publicly-Held Company                NIRE 35300010230 MATERIAL FACT In accordance with paragraph 4 of Article 157 of Law No. 6404/1976 and CVM Instruction No. 358,02, Itaú Unibanco Holding S.A (“Itaú Unibanco” or “Company”) informs its stockholders and the general market that, in line with the Material Facts disclosed on November 3 and 26 and December 31, 2020, as of today, January 31, 2021, the Extraordinary General Stockholders’ Meeting (“ESM”) was held and approved the proposal for the corporate restructuring aimed at segregating the Itaú Unibanco Conglomerate’s business line in connection with the equity interest in XP Inc. (“XP”), a company incorporated in the Cayman Islands and listed on Nasdaq, represented by two hundred twenty-six million, five hundred twenty-three thousand, three hundred and four (226,523,304) shares issued by XP, equivalent, as of September 30, 2020, to 41.05% of the capital of the latter, to be transferred to a new company to be named XPart S.A.(“XPart”). Itaú Unibanco informs that, other than initially expected, XPart was not created as of today, January 31, 2021, considering that the Company’s parent companies, that is, Itaúsa S.A. and IUPAR – Itaú Unibanco Participações S.A., informed at the ESM that the incorporation of XPart is dependent on the favorable approval of the Federal Reserve Board (“FED”), as a result of some commitments previously assumed before such body, and that it is still in progress. The legal and accounting segregation of the Company and of XPart will be carried out as soon as the favorable approval of FED is stated, upon which XPart will be formally created. It should be noted that, as disclosed on the Material Fact of December 31, 2020, Itaú Unibanco’s stockholders will be entitled to equity interest in XPart in the same number, type and proportion of the shares they hold in the Company itself, and that the shares issued by Itaú Unibanco will continue to be traded including the right to receive shares issued by XPart until the cut-off date, which will be set and informed to the market by means of a Notice to Stockholders accordingly. São Paulo (SP), January 31, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence